Mail Stop 4561

April 16, 2009

Ratree Yabamrung, President
SOEFL Inc.
112 North Curry Street
Carson City, NV 89703

> **Re: SOEFL Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2009**
> **File No. 333-158153**

Dear Ms. Yabamrung:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 2

Overview of Our Business, page 2

1. Please revise the initial paragraph of the prospectus summary to inform investors that your website is not operational and that it is currently "under construction." Discuss in the Overview portion of the summary the minimum funding required, and the minimum time required, to develop your website to the point where you are an operating entity with an operating website that can generate revenues. Also, concisely summarize any material uncertainties or risks that may preclude you from becoming an operational business that generates revenues.

<u>Reports to Stockholders, page 41</u>

2. Please revise to describe the limited periodic reporting obligations that will be imposed on SOEFL upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act.   Because you will be a Section 15(d) filer you will not be subject to Section 14 of the Exchange Act proxy rules, so your reference to proxy statements should be modified accordingly. In addition to the detailed information you will provide in this section, it appears you should provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to SOEFL is more limited than that which applies to fully reporting companies.

<u>Exhibits and Financial Statement Schedules, page 45</u>

<u>Exhibit 5.1 Opinion of Thomas Cook, Esq. regarding the legality of securities being registered</u>

3. Your counsel states that "this firm has made no independent attempt to verify the facts set forth in this opinion." This limitation is overly vague and appears to encompass material facts that are readily ascertainable by counsel that should be evaluated to render the required opinion. Please ensure that the opinion is revised to describe the assumptions of fact more specifically, and ensure that those assumptions do not concern readily ascertainable matters of fact that can or should be established by counsel in the process of preparing the required opinions.

***

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 511-3462. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via Facsimile (702) 221-1926</u>
       Thomas C. Cook, Esq.